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S 14042175 OMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED DEC 01 2014 WASH, DC

SEC FILE NUMBER
8-15001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Morgan Keegan & Company, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Fifty Front Street, Morgan Keegan Tower
(No. and Street)

Memphis	**Tennessee**	**38103-9980**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz II **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Morgan Keegan & Company, LLC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Keegan & Company, LLC, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Richard B. Franz II
Chief Financial Officer

Notary Public

NANCY COAN
MY COMMISSION EXPIRES June 18, 2016
#EE 209096
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN KEEGAN & COMPANY, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

SUMMARY OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morgan Keegan & Company, LLC:

We have audited the accompanying statement of financial condition of Morgan Keegan & Company, LLC as of September 30, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Keegan & Company, LLC as of September 30, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 25, 2014
Certified Public Accountants

MORGAN KEEGAN & COMPANY, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2014
(in thousands)

Assets:		
Cash and cash equivalents	$	5,032
Receivables from affiliate		22
Other receivables		173
Total assets	$	5,227
Liabilities and member's capital:		
Payables to affiliates	$	1,242
Income taxes payable		296
Total liabilities		1,538
Member's capital		3,689
Total liabilities and member's capital	$	5,227

See accompanying Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Morgan Keegan & Company, LLC ("MK&Co," "we," "our," and "ours,") is a Tennessee limited liability company and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). MK&Co is a special purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). MK&Co does not carry customer accounts and, accordingly, are exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

On May 16, 2014 MK&Co dissolved its former wholly owned subsidiary, MK Asset, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

NOTE 3 - RELATED PARTY TRANSACTIONS

We participate with our Parent and affiliates in certain expense sharing agreements. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from or provided to our Parent or affiliates. We are charged by affiliates for services provided to us for various operational services. The effect of such charges is reflected in the Statement of Income as of September 30, 2014 for $4 thousand in other non-interest expense.

The receivable from affiliate of $22 thousand on the Statement of Financial Condition as of September 30, 2014 is due from RJ&A. The payable to affiliate of $1.2 million on the Statement of Financial Condition as of September 30, 2014 is due to the Parent. The related party transactions that give rise to these receivables and payables in the normal course of business are settled periodically with cash transfers.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250 thousand or two percent of aggregate debit items arising from client transactions. At September 30, 2014, we had no aggregate debit items and, therefore, the minimum net capital of $250 thousand is applicable. Our net capital position is as follows:

	September 30, 2014 (in thousands)
Net capital	$ 3,494
Less: required net capital	(250)
Excess net capital	$ 3,244

NOTE 5 - FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to the deferred tax liability item are as follows:

	September 30, 2014 (in thousands)
Deferred tax assets:	
Accrued interested related to uncertain tax positions	$ 16
Federal benefit for uncertain tax positions	86
Total deferred tax assets	102
Deferred tax liabilities:	
Income recognized for book, not tax, for change in indemnification asset with respect to uncertain tax positions	(111)
Total deferred tax liabilities	(111)
Net deferred tax liability	$ (9)

At September 30, 2014 our balance for unrecognized tax benefits is $245 thousand.

The aggregate change in the balance for unrecognized tax benefits is as follows:

	Year ended September 30, 2014 (in thousands)
Balance for unrecognized tax benefits at beginning of year (1)	$ 609
Decreases related to settlements	(364)
Balance of unrecognized tax benefits at end of year	$ 245

(1) The amounts presented have been revised from those reported in the prior year to exclude interest of $72 thousand. The revised amounts more clearly reflect changes in unrecognized tax benefits.

At September 30, 2014 the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $159 thousand. We anticipate that the unrecognized tax benefits will not change significantly over the next twelve months.

The results of our operations are included in the consolidated income tax returns of RJF in the United States ("U.S.") federal jurisdiction and certain consolidated states. The federal return for fiscal year 2013 is currently under IRS examination. Certain transactions from our fiscal year 2014 are currently being examined under the IRS Compliance Assurance Program. The IRS audit is expected to be completed in fiscal year 2015.

On April 2, 2012 (the "Closing Date"), RJF acquired us from Regions Financial Corporation, Inc. ("Regions"). For the periods prior to the Closing Date, our operations are included in the consolidated income tax returns of Regions. Income taxes were allocated to us on a separate return basis. The federal tax returns of Regions are open to examination for all federal tax years subsequent to 2009.

We generally filed separate state and local income tax returns but, where applicable, we were included in consolidated state income tax returns with Regions and certain of its subsidiaries. If included in a consolidated return, state and local taxes were calculated as if we had filed a separate state or local income tax return. With few exceptions, we are no longer subject to state and local examinations for tax years prior to 2010.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. These reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Legal matter contingencies

During fiscal year 2013, MK&Co transferred and assigned any legal claims associated with the use or operation of MK&Co as a broker dealer, to an affiliate, Morgan Keegan & Associates, LLC ("MKA"). Legal reserves, which are comprised of any monies held in reserve for the purpose of covering such legal claims as may be required by the applicable laws and regulations, were also transferred and assigned to MKA at such time.

After the effect of the transfer and assignment mentioned in the paragraph above, MK&Co, in management's opinion, will not incur any liability in any lawsuits or arbitrations at this time.

NOTE 7 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 25, 2014. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM